SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-8344

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Limited Brands, Inc.

Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Limited Brands, Inc.

Three Limited Parkway

P O BOX 16000

Columbus, Ohio 43216

Limited Brands, Inc. Savings and Retirement Plan

Financial Statements

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Limited Brands, Inc. and the

Plan Administrator of the Limited Brands, Inc.

Savings and Retirement Plan

We have audited the accompanying statement of net assets available for benefits of The Limited Brands, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of The Limited Brands, Inc. Savings and Retirement Plan for the year ended December 31, 2002, were audited by other auditors whose report dated May 29, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio

June 18, 2004

Report of Independent Public Accountants

To the Board of Directors of

Limited Brands, Inc. and the

Plan Administrator of the Limited Brands, Inc.

Savings and Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of the Limited Brands, Inc. Savings and Retirement Plan as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Ary, Roepcke & Mulchaey, P.C.

Columbus, Ohio

May 29, 2003

Limited Brands, Inc. Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments	$424,301,866	$354,410,199
Receivable for contributions:
Employer	28,107,432	30,099,562
Participants	2,591,915	2,381,612

Total receivable contributions	30,699,347	32,481,174
Cash	11,774	512
Due from brokers	108,016	26,989
Accrued interest and dividends	13,032	26,415

Total assets	455,134,035	386,945,289
Liabilities
Administrative fees payable	103,903	183,745
Due to brokers	50,544	429,563

Total liabilities	154,447	613,308

Net assets available for benefits	$454,979,588	$386,331,981

See accompanying notes.

Limited Brands, Inc. Savings and Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2003	2002
Additions:
Investment income:
Net appreciation/(depreciation) in fair value of investments	$56,514,380	$(52,340,167)
Earnings from investment contracts	5,620,825	7,273,061
Earnings from mutual funds	2,431,223	2,146,148
Dividends	1,759,709	1,330,819
Earnings from common collective trusts	33,283	101,093

Total investment gain/(loss)	66,359,420	(41,489,046)
Contributions:
Employer	42,911,797	46,282,261
Participant deferrals	26,741,882	28,159,834
Participant rollovers	934,558	3,051,927

Total contributions	70,588,237	77,494,022

Total additions	136,947,657	36,004,976
Deductions:
Distributions to participants	40,408,951	39,582,369
Administrative expenses	1,276,042	1,340,454

Total deductions	41,684,993	40,922,823

Net increase/(decrease) prior to transfers	95,262,664	(4,917,847)
Transfers:
Transfer of net assets available for benefits from plan of affiliate	452,662	—
Transfer of net assets available for benefits to plan of former affiliate	(27,067,719)	—

Net transfers	(26,615,057)	—

Net increase/(decrease)	68,647,607	(4,917,847)
Net assets available for benefits:
Beginning of year	386,331,981	391,249,828

End of year	$454,979,588	$386,331,981

See accompanying notes.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements

December 31, 2003 and 2002

1. Description of the Plan

General

The Limited Brands, Inc. Savings and Retirement Plan (the “Plan”) is a defined contribution plan covering certain employees of Limited Brands, Inc. and its affiliates (the “Employer”) who are at least 21 years of age and have completed a year of employment with 1,000 or more hours of service. Certain employees of Lerner New York/New York & Company (“Lerner”), a former subsidiary of the Employer, who are covered by a collective bargaining agreement, were not eligible to participate in the Plan.

In connection with the dissolution of aura science, LLC, a Limited Brands, Inc. joint venture, the aura science, LLC Savings and Retirement Plan (“aura science Plan”) was merged with the Plan effective January 1, 2004. Investments of $452,662 were pending transfer into the Plan and are included in investments at December 31, 2003.

Effective November 27, 2002, Limited Brands, Inc. sold Lerner to an outside investor group. Between April 19, 2003 and December 12, 2003, total net assets available for benefits of $27,067,719 allocated to the former participants employed by Lerner were transferred to the plan sponsored by Lerner.

Effective, March 21, 2002, Limited Brands, Inc. completed a tax-free tender offer and merger, which resulted in the acquisition of the Intimate Brands, Inc. minority interest. As a result, each share of Intimate Brands, Inc. common stock in the Plan was exchanged for 1.1 shares of Limited Brands, Inc. common stock.

Effective January 1, 2002, the Plan was amended to, among other things: 1) change eligibility requirements, 2) change participants’ and Employer’s contributions as noted under “Contributions” below, and 3) change vesting as noted under “Vesting” below.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Employer’s retirement contribution:

The Employer provides non-service and service related retirement contributions equal to a percentage of participants’ annual eligible compensation to those participants who are employed on the last day of the Plan year and have completed 500 hours of service during the Plan year. In addition, the service related retirement contribution also requires that the participant have five or more years of vesting service. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code. The annual compensation limit for the Plan years ended December 31, 2003 and 2002 was $200,000. The total retirement contribution percentages are as follows:

Years of Service	Earnings Less Than Social Security Wage Base	Earnings Greater Than Social Security Wage Base
Less than 5 years (non-service related contribution)	3%	6%
5 or more years (includes both non-service related and service related contributions)	4%	8%

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Employer’s matching contribution:

The Employer provides a matching contribution of 100% of the participant’s voluntary contributions up to 4% of the participant’s annual eligible compensation. A participant’s eligible compensation is equal to their qualified plan compensation less any compensation earned during a period for which the participant elected not to make voluntary contributions or was on suspension as a result of a hardship withdrawal.

Participant’s voluntary contributions:

A participant may elect to make a voluntary tax-deferred contribution of 1% to 15% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Internal Revenue Code adjusted annually ($12,000 and $11,000 for the years ended December 31, 2003 and 2002, respectively). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Internal Revenue Code.

Investment Options

Both the Employer and participant contributions can be directed into various investment options offered by the Plan solely at the participant’s discretion. The Plan’s investment options currently offered include seven mutual funds, three common collective trusts, one pooled account of Employer’s common stock, one pooled account of guaranteed investment contracts, and self directed brokerage accounts. The Plan has two pooled accounts for the common stock of former affiliates to which no additional investments are allowed.

Also effective May 1, 2003, certain investment options were changed as follows:

Previous Investment Options	New Investment Options
Vanguard U.S. Growth Fund	AXP New Dimensions Fund
AIM Balanced Fund	ABN AMRO/Montag & Caldwell Balanced Fund
Janus Overseas Fund	Artisan International Fund
American Century Income & Growth Fund	Dodge & Cox Stock Fund
American Express Selective Fund	PIMCO Total Return Fund

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s and Employer contributions and allocated investment earnings and administrative expenses. Allocations are based on the participant’s account balances or earnings. The benefit to which a participant is entitled is equal to the vested balance in the participant’s account.

Vesting

A participant is fully and immediately vested for voluntary, rollover, and matching contributions and is credited with a year of vesting service in the Employer’s retirement contributions for each Plan year that they are credited with at least 500 hours of service. A summary of vesting percentages in the Employer’s retirement contributions follows:

Years of Vested Service	Percentage
Less than 3 years	0%
3 years	20%
4 years	40%
5 years	60%
6 years	80%
7 years	100%

Payment of Benefits

The full value of participants’ accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants’ accounts, to the extent vested, become payable. Those participants with vested account balances greater than $5,000 have the option of leaving their accounts invested in the Plan until age 65. All benefits are paid as a lump-sum distribution. Those participants holding shares of Employer Securities have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares. Participants have the option of having benefits paid directly to an eligible retirement plan specified by the participant.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits (continued)

A participant who is fully vested in his or her account and who has participated in the Plan for at least seven years may obtain an in-service withdrawal from their account based on the percentage amounts designated by the Plan. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Amounts Allocated to Participants Withdrawn from the Plan

Amounts allocated, but not yet paid, to participants withdrawn from the Plan were $4,146 and $163,625 as of December 31, 2003 and 2002, respectively.

Forfeitures

Forfeitures are used to reduce the Employer’s required contributions, and if so elected by the Employer, to reduce administrative expenses. Forfeitures of $5,422,901 and $2,943,107 were used to reduce contributions for the years ended December 31, 2003 and 2002, respectively. Forfeitures of $139,417 and $284,119 were used to reduce administrative expenses for the years ended December 31, 2003 and 2002, respectively. There were no unused forfeitures at December 31, 2003. At December 31, 2002, there were $518,886 of unused forfeitures available, which represents unallocated Plan assets.

Expenses and Fees

Expenses of the Plan are deducted from participants’ accounts as follows: 1) annual participant fee from $12 to $200 based on account balance, deducted on a quarterly basis, 2) a $10 disbursement fee for withdrawals and terminations, 3) a $3 fee for recurring installment disbursements, and 4) a $50 annual fee for a self directed brokerage account. Investments in the Limited Brands, Inc., Too, Inc., and Abercrombie & Fitch Co. stock funds are charged an administrative fee of 3 basis points through a reduction in earnings. Investments in the SARP Stable Value Fund are charged an administrative fee of 30 basis points through a reduction in earnings. The Employer pays administrative expenses incurred in excess of fees collected from participants by either direct payment or forfeitures. Expenses and fees excluding those paid directly have been reported in the financial statements as administrative expenses.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Expenses and Fees (continued)

Brokerage fees, transfer taxes and other expenses incurred in connection with the investment of the Plan’s assets are added to the cost of investments purchased or deducted from the proceeds of investments sold.

2. Summary of Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Estimates

The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Valuation

Mutual funds are stated at fair value as determined by quoted market prices, which represents the net asset value of shares held by the Plan at year-end. Common stock is valued as determined by quoted market prices. The common collective trusts are valued on a daily basis. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. Investment contracts are recorded at contract value (Note 4).

Net Appreciation/Depreciation in Fair Value of Investments

Net realized and unrealized appreciation/(depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation/(depreciation) in fair value of investments.

Benefit Payments

Benefits are recorded when paid.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

3. Investments

The Plan’s investments are held by the American Express Trust Company, trustee of the Plan. The following table presents balances at December 31, 2003 and 2002 for the Plan’s current investment options. Investments that represent five percent or more of the Plan’s net assets are separately identified.

	December 31
	2003	2002
Investments at fair value as determined by:
Quoted market price
Common stock:
Limited Brands, Inc.	$76,644,755	$61,533,602
Other	6,694,348	7,585,319

	83,339,103	69,118,921
Mutual funds:
Vanguard Institutional Index Fund	87,758,831	68,493,403
Vanguard U.S. Growth Fund	—	40,348,197
AXP New Dimensions Fund	54,045,522	—
AIM Balanced Fund	—	20,566,506
ABN AMRO/Montag & Caldwell Balanced Fund	22,295,806	—
Other	29,388,030	15,069,845

	193,488,189	144,477,951

Total quoted market price	276,827,292	213,596,872
Contract cost
Investment contracts	114,096,453	114,161,912
Estimated fair value
Common collective trusts	32,915,050	26,650,082
Other	463,071	1,333

Total investments at fair value	$424,301,866	$354,410,199

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The Plan’s investments’ (including investments bought, sold, and held during the year) appreciation/(depreciation) in value for the years ended December 31, 2003 and 2002, is set forth below:

	December 31
	2003	2002
Net appreciation/(depreciation) in fair value as determined by:
Quoted market price
Common stock	$17,806,763	$(2,791,701)
Mutual funds	35,574,358	(49,229,102)
Other	71,437	508

	53,452,558	(52,020,295)
Estimated fair value
Common collective trusts	3,061,822	(319,872)

Net appreciation/(depreciation) in fair value	$56,514,380	$(52,340,167)

4. Investment Contracts

The Plan, under the SARP Stable Value Fund investment option, enters into investment contracts with insurance companies and financial institutions. The contracts are included in the financial statements at contract value, because they are fully benefit responsive. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

These contracts provide a liquidity guarantee, by financially responsible third parties, of principal and previously accrued interest which can be utilized for liquidations, transfers, or hardship withdrawals initiated by Plan participants exercising their rights under the terms of the on-going Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The estimated fair value of the investment contracts at December 31, 2003 and 2002 was $115,386,167 and $119,102,858, respectively. The contracts were credited with an interest rate ranging from 1.36% to 8.24% at December 31, 2003 and 3.24% to 8.24% at December 31, 2002. The average yield for the investment contracts was approximately 4.92% and 6.41% for the years ended December 31, 2003 and 2002, respectively. The crediting rate is based on an agreed upon rate with the issuer, but cannot be less than zero. Contracts with insurance companies are for a fixed rate for the term of the contract and the contracts with financial institutions have a quarterly crediting interest-rate reset.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 1, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Plan Administration

A committee comprised of members appointed by the Board of Directors of the Employer administers the Plan. The Board of Directors delegated the day to day administrative duties to the Administrative Committee.

7. Plan Termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. Limited Brands, Inc. has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

8. Parties-in-Interest

American Express Trust Company, trustee of the Plan, its subsidiaries and affiliates maintain and manage certain of the investments of the Plan for which the Plan is charged.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31
	2003	2002
Net assets available for benefits per the financial statements	$454,979,588	$386,331,981
Amounts allocated to withdrawing participants	(4,146)	(163,625)

Net assets available for benefits per Form 5500	$454,975,442	$386,168,356

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Year ended December 31, 2003
Benefits paid to participants per the financial statements	$40,408,951
Amounts allocated to withdrawing participants:
At December 31, 2003	4,146
At December 31, 2002	(163,625)

Benefits paid to participants per Form 5500	$40,249,472

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Limited Brands, Inc.	Common Stock - 4,250,957 shares	$76,644,755
	Too, Inc.	Common Stock - 190,935 shares	3,222,983
	Abercrombie & Fitch Co.	Common Stock - 58,202 shares	1,438,171
*	American Express Trust Income I	Common Collective Trust - 209,584 shares	13,345,697
*	American Express Trust Horizon Long-Term (80:20)	Common Collective Trust - 400,247 shares	9,449,426
*	American Express Trust Horizon Medium-Term (50:50)	Common Collective Trust - 204,591 shares	4,728,513
*	American Express Trust Horizon Short Term (25:75)	Common Collective Trust - 143,429 shares	2,749,677
*	American Express Trust Money Market II	Common Collective Trust - 389,135 shares	389,135
	Vanguard Institutional Index Fund	Mutual Fund - 862,241 shares	87,758,831
	AXP New Dimensions Fund	Mutual Fund - 2,263,213 shares	54,045,522
	ABN AMRO/Montag & Caldwell Balanced Fund	Mutual Fund - 1,387,418 shares	22,295,806
	Dodge & Cox Stock Fund	Mutual Fund - 94,831 shares	10,789,930
	Artisan International Investor Shares	Mutual Fund - 532,237 shares	10,064,596
	Pimco Total Return Fund	Mutual Fund - 411,512 shares	4,407,288
	Hartford Midcap Holdings Fund	Mutual Fund - 21,727 shares	532,095
	GE Life	Investment Contract - 5,000,000 - 7.10% due 11/15/04	5,132,329
	GE Life	Investment Contract - 3,000,000 - 7.79% due 04/15/05	3,165,316
	Travelers	Investment Contract - 3,000,000 - 7.80% due 05/15/05	3,146,045
	Protective	Investment Contract - 3,000,000 - 7.92% due 08/15/05	3,088,165
	Protective	Investment Contract - 2,500,000 - 7.30% due 02/17/04	2,747,530
	GE Life	Investment Contract - 2,000,000 - 7.28% due 02/15/06	2,127,089
	Protective	Investment Contract - 2,000,000 - 6.15% due 05/15/06	2,076,803
	Protective	Investment Contract - 2,000,000 - 8.24% due 08/15/05	2,061,094
	Harford	Investment Contract - 2,000,000 - 7.07% due 12/14/05	2,005,998

Note: Column (d) is not applicable for participant directed investments.

*	Represents a party-in-interest

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) - Continued

December 31, 2003

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	United Omaha	Investment Contract - 2,000,000 - 1.36% due 05/14/04	2,001,389
*	American Express Trust Bond Fund	Common Collective Trust - 1,463,120 shares[1]	22,931,480
*	American Express Trust Money Market I	Common Collective Trust - 8,665,004 shares[1]	8,671,210
	Monumental Wrapper	Contract Wrapper - 2.30% due 12/31/50[1]	47,446
	State Street Wrapper	Contract Wrapper - 2.77% due 12/31/50[1]	(11,312)
	West LB Wrapper	Contract Wrapper - 2.89% due 12/31/50[1]	(5,561)
	CDC II Wrapper	Contract Wrapper - 3.07% due 12/31/50[1]	5,602
	Rabobank Wrapper	Contract Wrapper - 3.25% due 12/31/50[1]	10,242
	Bank of America II Wrapper	Contract Wrapper - 3.76% due 12/31/50[1]	(134,881)
	Bank of America I Wrapper	Contract Wrapper - 4.05% due 12/31/50[1]	(94,990)
	JP Morgan Wrapper	Contract Wrapper - 4.28% due 12/31/50[1]	(531,446)
	CDC I Wrapper	Contract Wrapper - 4.31% due 12/31/50[1]	(217,750)
	UBS Wrapper	Contract Wrapper - 4.96% due 12/31/50[1]	(333,747)
	AMCAR 2002-C AR	Corporate Bond - 250,000 - 3.55% due 02/12/08[1]	255,111
	Americredit 2002-B A3	Corporate Bond - 495,708 - 3.78% due 02/12/07[1]	502,521
	Citigroup, Inc.	Corporate Bond - 350,000 - 7.25% due 10/01/10[1]	414,289
	COAFT 2002-B A4A	Corporate Bond - 200,000 - 3.32% due 04/15/09[1]	203,969
	COMET 2003-A4 A4	Corporate Bond - 200,000 - 3.65% due 07/15/11[1]	200,325
	CWL 2003-5 AF5	Corporate Bond - 500,000 - 3.61% due 04/25/30[1]	505,022
	EQCC Home Equity 99-3 A3F	Corporate Bond - 752,696 - 7.07% due 11/25/24[1]	760,302
	Hart 2003-A A3	Corporate Bond - 350,000 - 2.33% due 11/15/07[1]	351,621
	Heller Financial, Inc.	Corporate Bond - 500,000 - 8.00% due 06/15/05[1]	547,119
	Household Finance Corp.	Corporate Bond - 300,000 - 4.13% due 12/15/08[1]	302,201
	IMC Home Equity	Corporate Bond - 60,805 - 6.40% due 04/20/26[1]	61,084
[1]	Held as an underlying investment in the Stable Value Fund investment option.

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) – Continued

December 31, 2003

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	KSL 2003-1A A	Corporate Bond - 100,000 - 1.65% due 05/15/13[1]	100,077
	LB-UBS 2002-C4 A2	Corporate Bond - 300,000 - 4.02% due 09/17/26[1]	306,080
	LB-UBS 2003-C3 A1	Corporate Bond - 188,589 - 2.60% due 05/15/27[1]	186,630
	LB-UBS 2003-C7 A2	Corporate Bond - 350,000 - 4.06% due 09/15/27[1]	352,604
	LB-UBS 2003-C8 A2	Corporate Bond - 350,000 - 4.21% due 11/15/27[1]	355,789
	LB-USB 2002-A2	Corporate Bond - 500,000 - 4.90% due 06/15/26[1]	527,970
	Lehman Brothers Holdings	Corporate Bond - 95,000 - 3.50% due 08/07/08[1]	95,524
	MBNA 2003-A11	Corporate Bond - 400,000 - 3.65% due 03/15/11[1]	400,963
	MSC 2003-1Q4 A1	Corporate Bond - 194,721 - 3.27% due 05/15/40[1]	188,589
	RALI 2003-QR19 CB2	Corporate Bond - 600,000 - 5.75% due 10/25/33[1]	619,750
	RALI Series 2003-QS4 ABS	Corporate Bond - 669,741 - 5.50% due 09/25/33[1]	687,828
	RASC 2003-KS9 A13	Corporate Bond - 300,000 - 3.25% due 12/25/28[1]	301,001
	RASC 2003-KS9 A13	Corporate Bond - 325,000 - 3.25% due 05/25/29[1]	325,829
	RASC Series 2002-KS1	Corporate Bond - 500,000 - 5.86% due 11/25/29[1]	518,113
	SLM Corp.	Corporate Bond - 130,000 - 4.00% due 01/15/09[1]	131,496
	SLMA 2003-11 A5	Corporate Bond - 300,000 - 2.99% due 12/15/22[1]	302,223
	VENDEE 2003-2 C	Corporate Bond - 300,000 - 5.00% due 07/15/20[1]	312,623
	WAMU 2003 AR12 A6	Corporate Bond - 200,000 - 3.96% due 02/25/34[1]	199,722
	WBCMT 2003-C8 A2	Corporate Bond - 300,000 - 3.89% due 11/15/35[1]	302,348
	WESTO 2002-2 A4	Corporate Bond - 200,000 - 4.50% due 02/20/10[1]	208,030

[1]	Held as an underlying investment in the Stable Value Fund investment option.

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) - Continued

December 31, 2003

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	WESTO 2003-4 A3	Corporate Bond - 300,000 - 2.39% due 01/22/08[1]	301,468
	Fannie Mae	Government Obligation - 550,000 - 3.75% due 01/23/08[1]	559,953
	FHLB	Government Obligation - 350,000 - 2.88% due 09/15/06[1]	356,543
	FHLB	Government Obligation - 500,000 - 2.00% due 11/25/05[1]	498,698
	FHLMC	Government Obligation - 1,300,000 - 2.75% due 08/15/06[1]	1,325,432
	FHLMC	Government Obligation - 1,400,000 - 2.38% due 04/15/06[1]	1,412,541
	FHLMC	Government Obligation - 600,000 - 3.00% due 10/27/06[1]	605,980
	FHLMC	Government Obligation - 700,000 - 3.63% due 09/15/08[1]	711,317
	FHLMC #780514 ARM	Government Obligation - 276,071 - 5.04% due 05/01/33[1]	279,633
	FHLMC #D95319	Government Obligation - 578,439 - 6.00% due 03/01/22[1]	603,771
	FHLMC 2393-A CMO	Government Obligation - 136,639 - 5.50% due 04/15/30[1]	140,462
	FHLMC 2492-B	Government Obligation - 815,001- 5.50% due 05/15/13[1]	847,066
	FHLMC 2617 HD	Government Obligation - 329,500 - 7.00% due 06/15/16[1]	356,969
	FHLMC 2657 NT	Government Obligation - 300,000 - 5.00% due 01/15/16[1]	315,846
	FHLMC 2662 DB	Government Obligation - 300,000 - 5.00% due 02/15/16[1]	315,854
	FHLMC 2663 BA	Government Obligation - 290,384 - 4.00% due 08/15/16[1]	292,852
	FHLMC 2672 NF	Government Obligation - 245,452 - 4.00% due 12/15/16[1]	246,886
	FHLMC 2672 NT	Government Obligation - 400,000 - 5.00% due 02/15/16[1]	421,156
	FHLMC 2681 PJ	Government Obligation - 600,000 - 5.00% due 10/15/15[1]	627,418
	FHLMC 2685 MX	Government Obligation - 250,000 - 4.00% due 07/15/16[1]	250,740
[1]	Held as an underlying investment in the Stable Value Fund investment option.

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) - Continued

December 31, 2003

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	FHLMC 2688 DE	Government Obligation - 350,000 - 4.50% due 02/15/20[1]	352,792
	FHLMC 2716 UA	Government Obligation - 300,000 - 4.50% due 07/15/20[1]	303,199
	FHLMC Gold #B10776	Government Obligation - 397,464 - 5.00% due 11/01/13[1]	411,218
	FHLMC Gold #B10951	Government obligatiion - 496,006 - 5.00% due 11/01/18[1]	505,909
	FHLMC Gold #C66932	Government Obligation - 286,503 - 6.00% due 05/01/32[1]	297,622
	FHLMC Gold #E96579	Government Obligation - 376,302 - 4.50% due 06/01/13[1]	384,392
	FHLMC Gold #E99565	Government Obligation - 321,492 - 5.50% due 09/01/18[1]	335,012
	FHLMC MTN	Government Obligation - 675,000 - 3.52% due 12/20/07[1]	686,613
	FHMC Gold #E97247	Government Obligation - 303,255 - 5.00% due 06/01/18[1]	309,811
	FNMA	Government Obligation - 900,000 - 3.88% due 11/17/08[1]	907,466
	FNMA #200394	Government Obligation - 500,000 - 5.50% due 07/25/23[1]	528,379
	FNMA #251225	Government Obligation - 105,789 - 7.50% due 06/01/27[1]	113,903
	FNMA #254536	Government Obligation - 354,699 - 7.00% due 09/01/17[1]	381,441
	FNMA #254757	Government Obligation - 343,419 - 5.00% due 03/31/13[1]	355,245
	FNMA #254774	Government Obligation - 398,653 - 5.50% due 03/31/13[1]	419,177
	FNMA #545701	Government Obligation - 575,167 - 7.00% due 07/01/12[1]	615,299
	FNMA #545864	Government Obligation - 711,100 - 5.50% due 08/01/17[1]	743,433
	FNMA #555655	Government Obligation - 583,663 - 4.54% due 07/01/33[1]	592,467
	FNMA #636030	Government Obligation - 271,686 - 6.50% due 04/01/32[1]	286,719
	FNMA #638591	Government Obligation - 1,725,165 - 6.50% due 04/01/32[1]	1,825,495
[1]	Held as an underlying investment in the Stable Value Fund investment option.

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) - Continued

December 31, 2003

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	FNMA #648349	Government Obligation - 489,874 - 6.00% due 06/01/17[1]	516,877
	FNMA #662907	Government Obligation - 822,083 - 6.50% due 10/01/17[1]	876,915
	FNMA #681400	Government Obligation - 417,012 - 5.50% due 03/01/18[1]	435,414
	FNMA #683148	Government Obligation - 478,728 - 5.00% due 02/01/18[1]	488,006
	FNMA #695524	Government Obligation - 264,701 - 5.50% due 04/01/18[1]	275,831
	FNMA #701340	Government Obligation - 203,499 - 5.50% due 04/01/18[1]	212,057
	FNMA #703937	Government Obligation - 319,844 - 5.50% due 05/01/18[1]	333,292
	FNMA #705304	Government Obligation - 291,530 - 4.91% due 06/01/33[1]	299,161
	FNMA #712058	Government Obligation - 171,207 - 5.00% due 07/01/18[1]	174,525
	FNMA #725090	Government Obligation - 250,000 - 4.81% due 11/01/33[1]	252,487
	FNMA #743187	Government Obligation - 140,000 - 5.00% due 10/01/18[1]	142,713
	FNMA #762232	Government Obligation - 300,000 - 4.77% due 01/01/34[1]	307,333
	FNMA 15 year TBA	Government Obligation - 1,200,00 - 5.50% due 01/01/15[1]	1,242,743
	FNMA 2002-W4 A3	Government Obligation - 900,000 - 5.30% due 05/25/42[1]	940,893
	FNMA 2002-W9 A3	Government Obligation - 500,000 - 5.00% due 08/25/42[1]	522,127
	FNMA 2003-106 B	Government Obligation - 300,000 - 4.50% due 10/25/19[1]	302,978
	FNMA 2003-109 CX	Government Obligation - 250,000 - 4.00% due 07/25/16[1]	250,303
	FNMA 2003-112 AB	Government Obligation - 295,049 - 4.00% due 06/25/16[1]	298,895
	FNMA 2003-128 DR	Government Obligation - 300,000 - 4.50% due 09/25/20[1]	302,654
	FNMA 2003-133 GB	Government Obligation - 100,000 - 8.00% due 12/25/26[1]	110,355
[1]	Held as an underlying investment in the Stable Value Fund investment option.

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) - Continued

December 31, 2003

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	FNMA 2003-W16 AF3	Government Obligation - 250,000 - 2.91% due 01/25/29[1]	248,458
	FNMA ARM #704534	Government Obligation - 290,956 - 3.76% due 06/01/33[1]	292,388
	FNMA ARM #726155	Government Obligation - 293,999 - 3.62% due 08/01/33[1]	293,413
	FNMA ARM #744588	Government Obligation - 597,320 - 4.21% due 09/01/33[1]	598,488
	FNMA ARM #762269	Government Obligation - 300,000 - 4.80% due 01/01/34[1]	307,218
	FNMA ARM #762273	Government Obligation - 300,000 - 4.74% due 01/01/34[1]	304,077
	FNMA Benchmark	Government Obligation - 400,000 - 4.25% due 07/15/07[1]	425,015
	FNMA CMO 03-W2-2A6	Government Obligation - 600,000 - 5.50% due 07/25/42[1]	620,966
	FNMA TBA	Government Obligation - 350,000 - 5.00% due 01/01/18[1]	356,783
	GMACC 1999-C1 B	Government Obligation - 350,000 - 6.29% due 05/15/33[1]	389,730
	GNMA 2001-63 QJ	Government Obligation - 472,667 - 6.50% due 04/16/29[1]	482,798
	GNMA 2003-109 B	Government Obligation - 300,000 - 3.22% due 09/16/21[1]	298,555
	GNMA 2003-22 A CMO	Government Obligation - 233,639 - 2.75% due 06/16/21[1]	234,349
	GNMA 2003-36A	Government Obligation - 195,858 - 2.93% due 10/16/20[1]	195,476
	U.S. Treasury Note	Government Obligation - 4,091,000 - 2.63% due 11/15/06[1]	4,140,981
	U.S. Treasury Note	Government Obligation - 455,000 - 2.00% due 08/31/05[1]	461,006
	U.S. Treasury Note	Government Obligation - 5,050,000 - 1.25% due 05/31/05[1]	5,042,085
	U.S. Treasury Note	Government Obligation - 7,350,000 - 5.75% due 11/15/05[1]	7,946,060
	Other (pending purchases/sales)		(3,815,331)
	Other (pending transfer)		452,662
	Self Directed Brokerage Accounts		5,637,724
[1]	Held as an underlying investment in the Stable Value Fund investment option.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Limited Brands, Inc. Savings and Retirement Plan

Date: June 28, 2004	By:	/s/ IRA WALTER
Ira Walter Senior Vice President, Human Resources Services

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP

23.2	Consent of Ary, Roepcke & Mulchaey, P.C.